UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

UNIGENE LABORATORIES, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

904753100

(CUSIP Number)

Scott R. Zemnick, Esq.

Victory Park Capital Advisors, LLC

227 W. Monroe Street, Suite 3900

Chicago, Illinois 60606

(312) 705-2786

Copy to:

Mark R. Grossmann, Esq.

Mark D. Wood, Esq.

Katten Muchin Rosenman LLP

525 West Monroe Street

Suite 1900

Chicago, Illinois 60661

(312) 902-5200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 29, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP NO. 904753100	Page 2 of 17 Pages

1	NAMES OF REPORTING PERSON Victory Park Credit Opportunities Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 50,449,774 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50,449,774 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,449,773.51 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.9%(2)
14	TYPE OF REPORTING PERSON CO

(1)	Consists of (i) 9,147,464 shares of Common Stock held by Victory Park Credit Opportunities Master Fund, Ltd., and (ii) 41,302,310 shares of Common Stock issuable to Victory Park Credit Opportunities Master Fund, Ltd. upon conversion of the Second Replacement Credit Opportunities Note (as defined herein).
(2)	Based on 95,374,927 outstanding shares of the Common Stock of the Issuer on April 26, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, as filed with the Securities and Exchange Commission on May 10, 2012.

13D

CUSIP NO. 904753100	Page 3 of 17 Pages

1	NAMES OF REPORTING PERSON VPC Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,959,865 (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,959,865 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,959,865 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%(4)
14	TYPE OF REPORTING PERSON PN

(3)	Consists of 11,959,865 shares of Common Stock issuable to VPC Fund II, L.P. upon conversion of the Second Replacement VPC Note (as defined herein).
(4)	See footnote 2.

13D

CUSIP NO. 904753100	Page 4 of 17 Pages

1	NAMES OF REPORTING PERSON VPC Intermediate Fund II (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,497,731 (5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,497,731 (5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,497,731 (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%(6)
14	TYPE OF REPORTING PERSON PN

(5)	Consists of 11,497,731 shares of Common Stock issuable to VPC Intermediate Fund II (Cayman), L.P. upon conversion of the Initial VPC Offshore Note (as defined herein).
(6)	See footnote 2.

13D

CUSIP NO. 904753100	Page 5 of 17 Pages

1	NAMES OF REPORTING PERSON Victory Park GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,457,596 (7)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,457,596 (7)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,457,596 (7)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.7%(8)
14	TYPE OF REPORTING PERSON OO

(7)	Consists of 11,959,865 shares of Common Stock issuable to VPC Fund II, L.P. upon conversion of the Second Replacement VPC Note and 11,497,731 shares of Common Stock issuable to VPC Intermediate Fund II (Cayman), L.P. upon conversion of the Initial VPC Offshore Note.
(8)	See footnote 2

13D

CUSIP NO. 904753100	Page 6 of 17 Pages

1	NAMES OF REPORTING PERSON Victory Park Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 50,449,774 (9)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50,449,774 (9)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,449,774 (9)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.9%(10)
14	TYPE OF REPORTING PERSON OO

(9)	Consists of (i) 9,147,464 shares of Common Stock held by Victory Park Credit Opportunities Master Fund, Ltd. and (ii) 41,302,310 shares of Common Stock issuable to Victory Park Credit Opportunities Master Fund, Ltd. upon conversion of the Second Replacement Credit Opportunities Note.
(10)	See footnote 2.

13D

CUSIP NO. 904753100	Page 7 of 17 Pages

1	NAMES OF REPORTING PERSON Jacob Capital, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 73,907,369 (11)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 73,907,369 (11)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,907,369 (11)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.2%(12)
14	TYPE OF REPORTING PERSON OO

(11)	See footnotes 1, 3 and 5. As the manager of each of Victory Park Capital Advisors, LLC and Victory Park GP II, LLC, Jacob Capital, L.L.C. may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares (as defined herein), excluding the Option Shares (as defined herein).
(12)	See footnote 2.

13D

CUSIP NO. 904753100	Page 8 of 17 Pages

1	NAMES OF REPORTING PERSON Richard Levy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 150,000 (13)
	8	SHARED VOTING POWER 73,907,369 (14)
	9	SOLE DISPOSITIVE POWER 150,000 (13)
	10	SHARED DISPOSITIVE POWER 73,907,369 (14)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,057,369 (14)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.2%(15)
14	TYPE OF REPORTING PERSON IN

(13)	Consists of shares of Common Stock issuable upon the exercise of the 2010 Option and the 2011 Option.
(14)	See footnotes 1, 3 and 5. By virtue of Richard Levy’s position as sole member of Jacob Capital, L.L.C., Richard Levy may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares, excluding the Option Shares.
(15)	See footnote 2.

13D

CUSIP NO. 904753100	Page 9 of 17 Pages

This Amendment No. 4 (this “Amendment No. 4”) amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on March 17, 2010 (the “Original Filing”), as amended by Amendment No. 1 filed on August 27, 2010 (“Amendment No. 1”), Amendment No. 2 filed on January 26, 2011 (“Amendment No. 2”) and Amendment No. 3 filed on July 11, 2011 (“Amendment No. 3” and together with the Original Filing, Amendment No. 1 and Amendment No. 2, the “Schedule 13D”), on behalf of (i) Victory Park Credit Opportunities Master Fund, Ltd., a Cayman Islands exempted company (the “Credit Opportunities Fund”); (ii) VPC Fund II, L.P., a Delaware limited partnership (the “VPC Onshore Fund”); (iii) VPC Intermediate Fund II (Cayman), L.P., a Cayman Islands exempted limited partnership (the “VPC Offshore Fund” and, together with the Credit Opportunities Fund and the VPC Onshore Fund, the “VPC Funds”); (iv) Victory Park GP II, LLC, a Delaware limited liability company (“Victory Park GP”); (v) Victory Park Capital Advisors, LLC, a Delaware limited liability company (“Capital Advisors”); (vi) Jacob Capital, L.L.C., an Illinois limited liability company (“Jacob Capital”); and (vii) Richard Levy (collectively, the “Reporting Persons”). Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Except as indicated herein, the information set forth in the Schedule 13D remains unchanged. Unless otherwise indicated, all capitalized terms used herein but not defined shall have the same meanings as set forth in the Schedule 13D.

As disclosed in the Original Filing, the original Convertible Note, in the principal amount of $33,000,000.00, was issued by the Issuer to the Credit Opportunities Fund on March 17, 2010. As disclosed in Amendment No. 1, as of July 28, 2010, the Credit Opportunities Fund and VPC Onshore Fund entered into an Assignment and Assumption Agreement (the “July 2010 Convertible Note Transfer Agreement”) pursuant to which, on the date thereof, the Credit Opportunities Fund transferred and assigned to the VPC Onshore Fund a portion of the original Convertible Note equal to $7,103,393.84 in principal amount, plus $396,606.16 in payment-in-kind interest accrued thereon through the date of the July 2010 Convertible Note Transfer Agreement, for total consideration of $7,500,000.00 in cash (collectively, the “July 2010 Convertible Note Transfer”). In connection with the July 2010 Convertible Note Transfer, the Issuer issued to Credit Opportunities Fund a Senior Secured Convertible Note, in the original principal amount of $25,896,606.16 (in the form of the Original Note) (the “Initial Credit Opportunities Note”), in replacement of the original Convertible Note, and the Issuer issued to VPC Onshore Fund a Senior Secured Convertible Note, in the original principal amount of $7,103,393.84 (in the form of the original Convertible Note) in replacement of the original Convertible Note (the “Initial VPC Note”).

As disclosed in Amendment No. 2, as of December 22, 2010, the Credit Opportunities Fund and the VPC Onshore Fund entered into an Assignment and Assumption Agreement (the “December 2010 Convertible Note Transfer Agreement”) pursuant to which, on the date thereof, the Credit Opportunities Fund transferred and assigned to the VPC Onshore Fund an additional portion of the original Convertible Note equal to $4,850,000.00 in principal amount (with such principal amount being transferred at 112.03% of such principal amount), plus $565,833.33 in payment-in-kind interest accrued thereon through the date of the December 2010 Convertible Note Transfer Agreement, for total consideration of $5,999,311.43 in cash (collectively, the “December 2010 Convertible Note Transfer”). In connection with the December 2010 Convertible Note Transfer, the Issuer issued to Credit Opportunities Fund a Senior Secured Convertible Note, in the original

13D

CUSIP NO. 904753100	Page 10 of 17 Pages

principal amount of $21,046,606.16 (in the form of the original Convertible Note) in replacement of the Initial Credit Opportunities Note (the “Replacement Credit Opportunities Note”), and the Issuer issued to VPC Onshore Fund a Senior Secured Convertible Note, in the original principal amount of $11,953,393.84 (in the form of the original Convertible Note) in replacement of the Initial VPC Note (the “Replacement VPC Note”).

As disclosed in Amendment No. 3, (i) on March 17, 2011, pursuant to the terms of the original Convertible Note, an aggregate of $3,200,838.02 in accrued interest payable through such date was capitalized and added to the outstanding principal balance of the Replacement Credit Opportunities Note, and an aggregate of $1,817,911.98 in accrued interest payable through such date was capitalized and added to the outstanding principal balance of the Replacement VPC Note; (ii) a stock option to purchase 75,000 shares of Common Stock (the “2010 Option”), granted to Mr. Levy by the Issuer on August 11, 2010, became exercisable on April 30, 2011; and (iii) as of June 30, 2011, VPC Onshore Fund and VPC Offshore Fund entered into an Assignment and Assumption Agreement (the “June 2011 Convertible Note Transfer Agreement”) pursuant to which, on the date thereof, the VPC Onshore Fund transferred and assigned to the VPC Offshore Fund a portion of the Replacement VPC Note equal to $6,750,000.00 in principal amount (with such principal amount, which included capitalized interest through March 16, 2011, being transferred at 167.11% of such principal amount), plus $298,125.00 in payment-in-kind interest accrued thereon from March 17, 2011 through the date of the June 2011 Convertible Note Transfer Agreement, for total consideration of $11,578,055.62 in cash (collectively, the “June 2011 Convertible Note Transfer”). In connection with the June 2011 Convertible Note Transfer, the Issuer issued to Credit Opportunities Fund a Senior Secured Convertible Note, in the original principal amount of $24,247,444.18 (in the form of the original Convertible Note) in replacement of the Replacement Credit Opportunities Note (the “Second Replacement Credit Opportunities Note”), the Issuer issued to VPC Onshore Fund a Senior Secured Convertible Note, in the original principal amount of $7,021,305.82 (in the form of the original Convertible Note) in replacement of the Replacement VPC Note (the “Second Replacement VPC Note”) and the Issuer issued to VPC Offshore Fund a Senior Secured Convertible Note, in the original principal amount of $6,750,000.00 (in the form of the original Convertible Note) in replacement of the original Convertible Note.

On March 17, 2012, pursuant to the terms of the original Convertible Note, an aggregate of $3,697,735 in accrued interest payable through such date was capitalized and added to the outstanding principal balance of the Second Replacement Credit Opportunities Note, an aggregate of $1,070,749 in accrued interest payable through such date was capitalized and added to the outstanding principal balance of the Second Replacement VPC Note, and an aggregate of $1,029,375 in accrued interest payable through such date was capitalized and added to the outstanding principal balance of the Initial VPC Offshore Note.

A stock option to purchase 75,000 shares of Common Stock (the “2011 Option” and, together with the 2010 Option, the “Exercisable Options”), granted to Mr. Levy by the Issuer on May 1, 2011, became exercisable on May 1, 2012.

13D

CUSIP NO. 904753100	Page 11 of 17 Pages

Item 2.	Identity and Background

Item 2 is hereby amended to add the following:

Set forth on Appendix A is the name, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors of Credit Opportunities Fund. The Credit Opportunities Fund does not have any executive officers.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to replace the first sentence thereof with the following:

As of the date hereof, (a) the Credit Opportunities Fund is the direct beneficial owner of 9,147,464 shares of Common Stock and 41,302,310 shares of Common Stock issuable to the Credit Opportunities Fund upon conversion of the Credit Opportunities Note, (b) the VPC Onshore Fund is the direct beneficial owner of 11,959,865 shares of Common Stock issuable to the VPC Onshore Fund upon conversion of the VPC Onshore Note, (c) the VPC Offshore Fund is the direct beneficial owner of 11,497,731 shares of Common Stock issuable to the VPC Offshore Fund upon conversion of the VPC Offshore Note, and (d) Mr. Levy is the direct beneficial owner of an aggregate of 150,000 shares of Common Stock (the “Option Shares”) issuable to Mr. Levy upon exercise of the Exercisable Options. The Shares set forth in the foregoing sentence, as set forth on the cover pages hereto, are referred to collectively in this Schedule 13D as the “Subject Shares.”

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

The Reporting Persons are currently engaged in discussions with the Issuer relating to the potential restructuring of the indebtedness under the Convertible Notes, which may include the acquisition of additional convertible notes and/or other securities by the VPC Funds and/or one or more other funds affiliated therewith. There are no current agreements or arrangements with respect to any of the foregoing, nor can there be any assurance that any of the foregoing will occur.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a), (b) According to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, as filed with the Securities and Exchange Commission on May 10, 2012, 95,374,927 shares of the Common Stock of the Issuer were outstanding as of April 26, 2012. Based on the foregoing, the Subject Shares, in the aggregate, represented approximately 46.2% of the Common Stock of the Issuer outstanding as of such date, calculated by dividing (i) all of the Subject Shares by (ii) the sum of (A) 95,374,927 shares of the Common Stock of the Issuer

13D

CUSIP NO. 904753100	Page 12 of 17 Pages

outstanding as of April 26, 2012, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, (B) an aggregate of 64,759,905 shares of the Common Stock of the Issuer issuable upon conversion of the outstanding Convertible Notes and (C) 150,000 Option Shares of Common Stock issuable upon exercise of the Exercisable Options. For each Reporting Person, the percentage of the outstanding Common Stock of the Issuer represented by the shares of Common Stock of the Issuer beneficially owned by such Reporting Person is calculated by dividing (x) the number of Subject Shares directly or indirectly beneficially owned by such Reporting Person by (y) the sum of (I) the number of shares of Common Stock of the Issuer outstanding as set forth in the immediately preceding sentence and (II) the number of shares of Common Stock of the Issuer issuable upon conversion of the outstanding Convertible Notes and/or exercise of the Exercisable Options directly or indirectly beneficially owned by such Reporting Person.

Because the Convertible Notes provide for interest to be paid in kind at a rate per annum equal to the greater of (i) the Prime Rate (as defined therein) plus 5% and (ii) 15%, which interest, in the absence of an Event of Default (as defined therein), may be capitalized and added to the outstanding principal balance of the Convertible Notes on each anniversary of the date of the original date of issuance (other than the maturity date), the number of shares of Common Stock into which the Convertible Notes are convertible may increase and, accordingly, the shares of Common Stock beneficially owned by each of the Reporting Persons in respect of the Convertible Notes may increase over time.

As of the date hereof, (a) the Credit Opportunities Fund is the direct beneficial owner of 9,147,464 shares of Common Stock and 41,302,310 shares of Common Stock issuable to the Credit Opportunities Fund upon conversion of the Credit Opportunities Note, (b) the VPC Onshore Fund is the direct beneficial owner of 11,959,865 shares of Common Stock issuable to the VPC Onshore Fund upon conversion of the VPC Onshore Note, (c) the VPC Offshore Fund is the direct beneficial owner of 11,497,731 shares of Common Stock issuable to the VPC Offshore Fund upon conversion of the VPC Offshore Note, and (d) Mr. Levy is the direct beneficial owner of 150,000 shares of Common Stock issuable to Mr. Levy upon exercise of the Exercisable Options. Capital Advisors, as the investment manager of the Credit Opportunities Fund, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 50,449,774 Subject Shares beneficially owned directly by the Credit Opportunities Fund. Victory Park GP, as the general partner of each of the VPC Onshore Fund and the VPC Offshore Fund, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 11,959,865 Subject Shares beneficially owned directly by the VPC Onshore Fund and the 11,497,731 Subject Shares beneficially owned directly by the VPC Offshore Fund. As the manager of each of Capital Advisors and Victory Park GP, Jacob Capital may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares (excluding the Option Shares). By virtue of Richard Levy’s position as sole member of Jacob Capital, Richard Levy may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares (excluding the Exercisable Options).

13D

CUSIP NO. 904753100	Page 13 of 17 Pages

Richard Levy intends to enter agreements with the VPC Funds whereby Mr. Levy will hold the Exercisable Options and the 2012 Option (as defined below) for the benefit of the VPC Funds.

(c) Except for the grant of the 2012 Option as described in Item 6, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares covered by this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to add the following:

On May 1, 2012, the Issuer granted to Richard Levy an option to purchase 75,000 shares of Common Stock (the “2012 Option”), at an exercise price of $0.43. The 2012 Option becomes exercisable on May 1, 2013, and expires on April 30, 2022.

On May 29, 2012, the Issuer entered into an agreement (the “Agreement”) with the Estate of Jean Levy, Jay Levy executor, The Jaynjean Levy Family Limited Partnership, Warren P. Levy and Ronald S. Levy (collectively, the “Levy Parties”) and, for certain limited purposes, Capital Advisors, the VPC Funds, VPC Fund II (Cayman), LP and Victory Park Management, LLC, a Delaware limited liability company (“VP Management” and, collectively, the “Victory Park Parties”). Pursuant to the Agreement, the Levy Parties have agreed that, except with respect to $150,000 installments payable by the Issuer to the Levy Parties on May 29 and June 29, 2012 (the “Interim Payments”), the obligations of the Issuer to make payments to the Levy Parties pursuant to the Settlement and Release Agreement and Amendments, dated as of March 10, 2011, between the Issuer and the Levy Parties (the “Prior Settlement Agreement”) have been deferred.

As part of the Agreement, the Levy Parties have agreed to waive the payment obligations of the Issuer under the Prior Settlement Agreement and to release various claims (the “Levy Released Claims”, as defined in the Agreement), subject to the Issuer’s satisfaction, of the following conditions on or before September 30, 2012: (1) payment to the Levy Parties of $8,000,000, less the amount of the Interim Payments; (2) timely payment of the Interim Payments; (3) issuance to the Levy Parties of 5,000,000 shares of the Issuer’s common stock; and (4) execution and delivery of a registration rights agreement in the form of Exhibit B to the Agreement. Furthermore, all representations and warranties of the Issuer must remain true and correct in all material respects as of the date such deliveries are made, unless such representations and warranties are as of a certain date. In the event that such conditions precedent are met and the

13D

CUSIP NO. 904753100	Page 14 of 17 Pages

Levy Released Claims are resolved, the Issuer and the Victory Park Parties will release, and receive releases from, the Levy Parties of all claims, except for certain expressly excluded claims.

On May 29, 2012, the Issuer also entered into a letter agreement (the “2012 Letter Agreement”) with VP Management and each of the VPC Funds. Pursuant to the 2012 Letter Agreement, the Issuer agreed that if, on or before September 21, 2012 (the “Trigger Date”) it has not: (i) entered into a credit facility reasonably acceptable to VP Management pursuant to which the Issuer has received no less than $28,000,000 in gross cash proceeds and utilized such proceeds as detailed in the 2012 Letter Agreement; or (ii) sold some or all of its equity investment in Tarsa Therapeutics, Inc. (“Tarsa”) pursuant to a sale reasonably acceptable to VP Management, or pursuant to a dividend from Tarsa, entry into a merger by Tarsa or some other Tarsa-related transaction on terms reasonably acceptable to VP Management, obtained proceeds and used such proceeds to pay the Levy Parties in accordance with the Agreement prior to the Trigger Date, then VP Management, the lenders and their affiliates shall have the right, but not the obligation, between the Trigger Date and September 30, 2012, to finance the payment to the Levy Parties. If VP Management or its affiliates exercise the right to make such loan, such loan shall be an obligation under the Amended and Restated Financing Agreement, dated as of March 16, 2010, between the Issuer, the lenders thereto and VP Management. Such loan will be evidenced by additional promissory notes, which notes shall be on the same terms as the loans evidenced by the Convertible Notes, except that the additional notes shall be immediately convertible in full into Issuer’s common stock at a conversion price equal to the average closing price of Issuer’s common stock (on the OTCBB) during the sixty trading days prior to the date of the letter agreement.

Item 7.	Material to Be Filed as Exhibits

Item 7 is hereby amended to add the following:

Exhibit I	Letter Agreement, dated as of May 29, 2012, by and between VP Management, the Issuer, the Credit Opportunities Fund, the VPC Onshore Fund and the VPC Offshore Fund.

13D

CUSIP NO. 904753100	Page 15 of 17 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2012

VICTORY PARK CREDIT OPPORTUNITIES MASTER FUND, LTD.

By:	/s/ Richard Levy
Name:	Richard Levy
Its:	Attorney-in-Fact

VPC FUND II, L.P.

By:	Victory Park GP II, LLC, its general partner

By:	Jacob Capital, L.L.C., its manager

By:	/s/ Richard Levy
Name:	Richard Levy
Its:	Sole Member

VPC INTERMEDIATE FUND II (CAYMAN), L.P.

By:	Victory Park GP II, LLC, its general partner

By:	Jacob Capital, L.L.C., its manager

By:	/s/ Richard Levy
Name:	Richard Levy
Its:	Sole Member

VICTORY PARK GP II, LLC

By:	Jacob Capital, L.L.C., its manager

By:	/s/ Richard Levy
Name:	Richard Levy
Its:	Sole Member

13D

CUSIP NO. 904753100	Page 16 of 17 Pages

VICTORY PARK CAPITAL ADVISORS, LLC

By:	Jacob Capital, L.L.C., its Manager

By:	/s/ Richard Levy
Name:	Richard Levy
Title:	Sole Member

JACOB CAPITAL, L.L.C.

By:	/s/ Richard Levy
Name:	Richard Levy
Title:	Sole Member

RICHARD LEVY

/s/ Richard Levy
Richard Levy

13D

CUSIP NO. 904753100	Page 17 of 17 Pages

Appendix A

Victory Park Credit Opportunities Master Fund, Ltd.

Directors:

Name	Occupation/Employment	Citizenship
Roger Howard Hanson c/o dms Management Ltd. dms House 20 Genesis Close P.O. Box 31910 George Town Grand Cayman KY1-1208 Cayman Islands	Director	Cayman Islands

Ronan Ambrose Guilfoyle c/o dms Management Ltd. dms House 20 Genesis Close P.O. Box 31910 George Town Grand Cayman KY1-1208 Cayman Islands	Director	Cayman Islands

To the knowledge of the Reporting Persons, during the last five years, none of the above named directors of the Credit Opportunities Fund (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Exhibit Index

Exhibit I	Letter Agreement, dated as of May 29, 2012, by and between VP Management, the Issuer, the Credit Opportunities Fund, the VPC Onshore Fund and the VPC Offshore Fund.